EXHIBIT 99.1

Student Transportation Inc. CEO to Appear on Bloomberg TV Canada

Discussing the Company’s Steady Performance & Changing Environment

WALL, N.J., March 09, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's largest independent and most trusted provider of school bus transportation and management services, announced today that its Chairman and CEO, Denis Gallagher, will appear on the Bloomberg TV Canada Network’s The Daily Brief hosted by Pamela Ritchie tomorrow, March 10th, at 4pm ET/1pm PT to discuss STI’s fiscal year 2016 second quarter performance, which beat analysts’ expectations, and the North American school bus transportation industry. Mr. Gallagher will also discuss the impact of lower fuel costs, how new technology is lowering operating costs, the expansion of STI’s Managed Services Group and potential growth in Canada for STI’s core contracted school transportation business.

“I always welcome the opportunity to share our STI story about how we continue to be financially and fundamentally strong,” Gallagher stated. “This is my first time on Bloomberg Canada and I look forward to speaking with Ms. Ritchie and discussing how we are off to a good start to the school year, driven primarily by some new contracts, improved operating efficiencies, increased technology and lower fuel costs which we anticipated. While we achieved improvements during the second quarter, we’ve only just begun to realize the productivity and cost efficiencies generated from the implementation of our new operating systems and on-board technologies. Some of those are still in the process of being installed and our folks continue to be trained on them now but this will lead into further improvements for us in fiscal 2017.”

Gallagher added, “STI is well-positioned in the school transportation logistics and management services market and we are confident in our ability to capture new business that services the estimated $24 billion dollar industry of school transportation in North America. We also have great opportunities with our new Managed Services Group which is a nice complement to our core business and it’s exciting. We continue to be committed to expanding our North American footprint and will build on our regional density on a very targeted and strategic basis. In addition to discussing the business financials and fundamentals on the program, with International Women's Day this week, I’m hopeful that we’ll be able to also discuss our incredible employees, a majority who are women, and who have a tremendous dedication to the company, the students and parents we serve. The addition of three women to our Board of Directors over the last few years with expertise in human capital, technology, new media and communications has also sparked new energy into the company. I’m so appreciative of all that our 14,000 employees do to make sure our over 1.5 million students we transport to and from school are safe and on time each day."

The Daily Brief provides an in-depth look at the day's market action and where investors find value. The program airs weekdays from 4pm to 5pm ET on Bloomberg TV Canada, a 24/7 business and financial news television channel operated by Channel Zero.

The interview will be archived and can be viewed on the Bloomberg TV Canada website as well as STI’s website at www.RideSTBus.com.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is North America's largest independent and most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com

Investor Relations contacts:
The Equity Group Inc.
Fred Buonocore
(212) 836-9607/fbuonocore@equityny.com
Alex Kovtun
(212) 836-9620/akovtun@equityny.com